SELECTICA, INC.

1740 TECHNOLOGY DRIVE

SUITE 460

SAN JOSE, CA 95110

October 12, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549-4561

Attention:        Evan S. Jacobsen

                        Maryse Mills-Apenteng

Re:	Selectica, Inc.

      Revised Preliminary Proxy Statement on Schedule 14A

      Filed October 7, 2009

      File No. 000-29637

Dear Mr. Jacobsen and Ms. Mills-Apenteng:

Selectica, Inc. (the “Company”) has electronically transmitted, via EDGAR, Amendment No-2 to the Company’s Preliminary Proxy Statement on Schedule 14A that was originally filed on September 28, 2009 (the “Second Amended Proxy”). We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of the Second Amended Proxy and (ii) three hard copies of the Second Amended Proxy, which are marked to show changes to the Revised Preliminary Proxy Statement filed on October 7, 2009.

This letter responds to the comments set forth in your letter dated October 7, 2009. For your convenience, we have repeated and numbered the comments from the October 7 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.	We note that you have not furnished a response letter with your revised preliminary proxy statement. Please file on EDGAR, using the “CORRESP” header tag, a letter containing your responses to our prior comments, and a separate letter in response to our current comments. In addition, please ensure that one of your response letters includes the Tandy representations requested in our prior letter.

RESPONSE TO COMMENT 1:

This letter, as well as the letter responding to your comments of October 1, 2009 (previously provided to you by mail) has been filed on EDGAR, per your request. Additionally, the “Tandy” representations that you requested are contained in this letter and appear following the text of our responses to your comments.

October 12, 2009

2.	Prior comment 1 observed that because you do not intend to reduce the number of authorized shares, the reverse split will have the effect of increasing the number of authorized and unissued shares. Both the second paragraph on page 13, and the “Authorized” column of the table on page 13, appear to indicate that you plan to reduce the number of authorized shares by the same ratio as your reverse stock split. Please advise, or revise, as appropriate.

RESPONSE TO COMMENT 2:

The Company does not intend to reduce its number of authorized shares in connection with the proposed reverse stock split. Accordingly, the tabular disclosure and accompanying text on pp. 13-14 of the Second Amended Proxy have been revised.

3.	Prior comment 2 asked you to tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split, and if you currently have no such plans, proposals, or arrangements, to disclose this in your filing. Because you have not provided a response, and your revised preliminary proxy statement does not state that you currently have no such plans, proposals or arrangements, we reissue prior comment 2.

RESPONSE TO COMMENT 3:

The Company has no plans, proposals or arrangements, written or otherwise, to issue any of the shares of Common Stock that would become newly available following the reverse stock split. Language to this effect was included on p.13 of the Revised Preliminary Proxy Statement, filed on October 7, 2009 and also appears on p.13 of the Second Amended Proxy.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

October 12, 2009

Please do not hesitate to contact me at (408) 545-2648 if you have any questions or would like additional information regarding this matter.

Very truly yours,

By:	/s/ Todd Spartz
Todd Spartz, Chief Financial Officer

cc:	Brenda Zawatski, Co-Chair of the Board of Directors, Selectica, Inc.